UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 26, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the following legal entity financial information for half year ended June 30th, 2019, which appears immediately following this page:

1.      UBS Group AG standalone financial information

2.      UBS Group Funding (Switzerland) AG standalone interim financial statements

3.      UBS Switzerland AG standalone interim financial statements

UBS Group AG standalone

Financial information for the six months ended 30 June 2019

UBS Group AG standalone
1	Income statement
1	Balance sheet
1	Basis of accounting

Appendix
2	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich,
New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists
from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
https://www-us.computershare.com/
investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside the US               +1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group AG standalone

Income statement
	USD million		CHF million
	Year-to-date		Year-to-date
	30.6.19	30.6.18¹	30.6.19	30.6.18
Dividend income from the investment in UBS AG	3,250	3,123	3,312	3,065
Other operating income	317	260	319	255
Operating income	3,567	3,383	3,630	3,320
Operating expenses	253	219	252	215
Operating profit / (loss) before tax	3,314	3,164	3,379	3,105
Tax expense / (benefit)	0	0	0	0
Net profit / (loss) for the period	3,314	3,164	3,379	3,105

1 All comparative prior-period information for the six months ended 30 June 2018 is translated into US dollars at the conversion date rate, consistent with the conversion method applied during 2018. Refer to Note 2 of the UBS Group AG standalone financial statements as of 31 December 2018 for more information.

Balance sheet
	USD million		CHF million
	30.6.19	31.12.18	30.6.19	31.12.18

Assets
Current assets	2,016	1,804	1,968	1,774
Non-current assets	42,624	42,674	41,609	41,959
of which: investment in UBS AG	40,889	40,889	39,915	40,203
Total assets	44,641	44,479	43,577	43,733

Liabilities
Short-term liabilities	2,019	1,922	1,971	1,890
Long-term liabilities	2,730	3,246	2,665	3,192
Total liabilities	4,749	5,168	4,636	5,082
of which: Deferred Contingent Capital Plan	1,657	1,965	1,617	1,932
of which: other deferred compensation plans	2,039	2,466	1,991	2,425

Equity
Share capital¹	393	393	386	386
General reserve²	28,352	30,846	27,730	30,271
of which: statutory capital reserve	28,352	30,846	27,730	30,271
of which: capital contribution reserve	28,352	30,846	27,730	30,271
Voluntary earnings reserve²	10,683	7,513	10,250	7,452
Treasury shares	(2,851)	(2,612)	(2,803)	(2,569)
Reserve for own shares held by subsidiaries	0	0	0	0
Net profit / (loss)	3,314	3,171	3,379	3,111
Equity attributable to shareholders	39,892	39,310	38,942	38,651
Total liabilities and equity	44,641	44,479	43,577	43,733

1 Refer to “UBS shares” in the “Capital management” section of the UBS Group AG second quarter 2019 report for information on UBS Group AG shares.    2 During the second quarter of 2019, as approved by the Annual General Meeting of shareholders held on 2 May 2019, the 2018 net profit of USD 3,171 million was appropriated to the voluntary earnings reserve. In addition, a payment of an ordinary cash dividend of CHF 0.70 per dividend-bearing share, totaling USD 2,544 million, was made out of the capital contribution reserve within the general reserve.

Basis of accounting

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). More information on the accounting policies applied for the standalone financial statements of UBS Group AG is provided in Note 2 to the UBS Group AG standalone financial statements in the Annual Report 2018.

In preparing the interim financial information for UBS Group AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2018. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Group AG included in the Annual Report 2018.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2019 report and its Annual Report 2018, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

UBS Group Funding (Switzerland) AG

Interim financial statements for the six months ended 30 June 2019

UBS Group Funding (Switzerland) AG
7	Income statement
7	Balance sheet
7	Basis of accounting

Appendix
8	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from
offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group Funding (Switzerland) AG

Income statement
	USD million		CHF million
	Year-to-date		Year-to-date
	30.6.19	30.6.18¹	30.6.19	30.6.18
Financial income	881	738	879	724
Operating income	881	738	879	724
Other operating expenses	0	0	0	0
Financial expenses	876	736	874	722
Operating expenses	876	736	874	722
Profit / (loss) before income taxes	6	2	6	2
Tax expense / (benefit)	1	0	1	0
Net profit / (loss)	5	1	5	1

1 All comparative prior-period information for the six months ended 30 June 2018 is translated into US dollars at the conversion date rate, consistent with the conversion method applied during 2018. Refer to Note 2 of the UBS Group Funding (Switzerland) AG standalone financial statements as of 31 December 2018 for more information.

Balance sheet
	USD million		CHF million
	30.6.19	31.12.18	30.6.19	31.12.18

Assets
Liquid assets	65	115	63	113
Accrued income and prepaid expenses	1,048	1,017	1,023	1,000
Total current assets	1,113	1,133	1,086	1,114
Financial assets	44,648	41,784	43,585	41,083
Other non-current assets	23	33	22	33
Total non-current assets	44,671	41,817	43,607	41,116
Total assets	45,784	42,950	44,694	42,230

Liabilities
Current interest-bearing liabilities	10	0	10	0
Other current liabilities	45	42	44	42
Accrued expenses and deferred income	673	728	657	715
Total short-term liabilities	728	770	711	757
Long-term interest-bearing liabilities	44,907	42,019	43,838	41,314
Other long-term liabilities	134	145	131	142
Total long-term liabilities	45,041	42,163	43,969	41,456
Total liabilities	45,769	42,933	44,679	42,213

Equity
Share capital	0	0	0	0
General reserves	10	10	10	10
of which: statutory capital reserve	10	10	10	10
of which: capital contribution reserve	10	10	10	10
Net profit / (loss)	5	6	5	6
Equity attributable to shareholders	15	16	14	16
Total liabilities and equity	45,784	42,950	44,694	42,230

Basis of accounting

The UBS Group Funding (Switzerland) AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). More information on the accounting policies applied is provided in Note 2 to the UBS Group Funding (Switzerland) AG standalone financial statements as of 31 December 2018.

In preparing the interim financial statements for UBS Group Funding (Switzerland) AG, the same accounting policies and methods of computation have been applied as in the financial statements as of 31 December 2018. These interim financial statements are unaudited and should be read in conjunction with the audited financial statements of UBS Group Funding (Switzerland) AG as of 31 December 2018.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2019 report and its Annual Report 2018, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

UBS Switzerland AG standalone

Interim financial statements for the six months ended 30 June 2019

UBS Switzerland AG standalone interim financial statements
13	Income statement
14	Balance sheet
15	Basis of accounting
16	Joint and several liability

Appendix
17	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from
offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Switzerland AG standalone interim financial statements

Income statement
	For the quarter ended			Year-to-date
CHF million	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18
Interest and discount income¹	841	836	881	1,677	1,714
Interest and dividend income from financial investments	37	39	35	76	62
Interest expense²	(107)	(106)	(78)	(213)	(145)
Gross interest income	771	769	838	1,539	1,631
Credit loss (expense) / recovery	3	1	1	5	(26)
Net interest income	774	770	838	1,544	1,604
Fee and commission income from securities and investment business	839	847	852	1,687	1,738
Credit-related fees and commissions	40	47	45	87	90
Other fee and commission income	204	194	186	398	366
Fee and commission expense	(334)	(86)	(94)	(421)	(196)
Net fee and commission income	749	1,002	989	1,751	1,999
Net trading income	212	236	221	448	484
Net income from disposal of financial investments	3	0	0	3	1
Dividend income from investments in subsidiaries and other participations	15	0	20	15	20
Sundry ordinary income	62	54	38	116	72
Sundry ordinary expenses	(3)	(2)	(2)	(5)	(29)
Other income from ordinary activities	77	52	56	128	65
Total operating income	1,812	2,060	2,105	3,871	4,151
Personnel expenses	497	510	524	1,007	1,048
General and administrative expenses	799	815	830	1,614	1,646
Subtotal operating expenses	1,296	1,325	1,353	2,621	2,693
Depreciation and impairment of property, equipment and software	9	8	4	17	9
Amortization and impairment of goodwill and other intangible assets	263	263	263	525	525
Changes in provisions and other allowances and losses	51	5	1	55	5
Total operating expenses	1,618	1,600	1,621	3,218	3,232
Operating profit	194	460	484	653	919
Tax expense / (benefit)	51	100	104	151	201
Net profit / (loss) for the period	142	360	380	502	717

1 Interest and discount income includes negative interest income on financial assets of CHF 41 million, CHF 43 million and CHF 29 million for the quarters ended 30 June 2019, 31 March 2019 and 30 June 2018, respectively.    2 Interest expense includes negative interest expense on financial liabilities of CHF 53 million, CHF 52 million and CHF 48 million for the quarters ended 30 June 2019, 31 March 2019 and 30 June 2018, respectively.

Balance sheet
CHF million	30.6.19	31.3.19	31.12.18

Assets
Cash and balances at central banks	48,523	51,709	52,593
Due from banks	4,526	4,809	3,949
Receivables from securities financing transactions	33,696	31,900	28,157
Due from customers	38,888	38,626	39,152
Mortgage loans	151,994	151,491	150,208
Trading portfolio assets	1,576	1,505	1,601
Derivative financial instruments	2,086	1,773	1,662
Financial investments	12,302	11,817	13,057
Accrued income and prepaid expenses	324	313	259
Investments in subsidiaries and other participations	60	60	60
Property, equipment and software	313	277	238
Goodwill and other intangible assets	788	1,050	1,313
Other assets	675	476	786
Total assets	295,749	295,806	293,034
of which: subordinated assets	1	3	0

Liabilities
Due to banks	24,535	24,842	24,382
of which: total loss-absorbing capacity eligible	15,164	15,193	15,174
Payables from securities financing transactions	728	618	1,147
Due to customers	245,408	243,764	241,347
Trading portfolio liabilities	336	413	485
Derivative financial instruments	917	1,086	915
Loans from central mortgage institutions	8,520	8,473	8,434
Accrued expenses and deferred income	715	628	885
Other liabilities	2,299	1,624	1,444
Provisions	153	164	161
Total liabilities	283,612	281,612	279,200

Equity
Share capital	10	10	10
General reserve	11,624	12,139	12,139
of which: statutory capital reserve	11,624	12,139	12,139
of which: capital contribution reserve¹	11,624	12,139	12,139
Voluntary earnings reserve¹	0	284	284
Profit / (loss) carried forward¹	0	1,401	0
Net profit / (loss) for the period	502	360	1,401
Total equity	12,137	14,194	13,834
Total liabilities and equity	295,749	295,806	293,034
of which: subordinated liabilities	4,256	4,277	4,260
of which: subject to mandatory conversion and / or debt waiver	4,256	4,277	4,260

1 During the second quarter of 2019, a payment of a dividend of CHF 2,200 million was made out of the Profit carried forward (CHF 1,401 million), out of the Capital contribution reserve (CHF 515 million) and out of the Voluntary earnings reserve (CHF 284 million) to UBS AG, as approved at the Annual General Meeting of Shareholders held on 18 April 2019.

Balance sheet (continued)
CHF million	30.6.19	31.3.19	31.12.18

Off-balance sheet items
Contingent liabilities, gross	10,889	11,671	11,900
Sub-participations	(1,251)	(1,103)	(1,110)
Contingent liabilities, net	9,638	10,568	10,791
of which: guarantees to third parties related to subsidiaries	7	6	6
of which: credit guarantees and similar instruments	4,156	4,972	4,805
of which: performance guarantees and similar instruments	2,314	2,299	2,385
of which: documentary credits	3,161	3,292	3,595
Irrevocable commitments, gross	10,375	9,575	10,047
Sub-participations	(4)	(4)	(4)
Irrevocable commitments, net	10,371	9,571	10,043
of which: loan commitments	9,501	8,701	9,173
of which: payment commitment related to deposit insurance	870	870	870
Forward starting transactions¹	1,135	82	12
of which: reverse repurchase agreements	634	82	12
of which: repurchase agreements	500	0	0
Liabilities for calls on shares and other equity instruments	43	43	43
1 Cash to be paid in the future by either UBS or the counterparty.

Basis of accounting

The UBS Switzerland AG standalone financial statements are prepared in accordance with the interim reporting requirements of Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the Annual Report 2018. Major differences between Swiss GAAP and IFRS are described in Note 39 to the consolidated financial statements of UBS Group AG. Further information on the accounting policies applied for the standalone financial statements of UBS Switzerland AG is provided in Note 2 to the UBS Switzerland AG standalone financial statements as of 31 December 2018.

In preparing the interim financial statements for UBS Switzerland AG, the same accounting policies and methods of computation have been applied as in the annual standalone financial statements as of 31 December 2018.

In the second quarter of 2019, the beneficial ownership of a portion of Global Wealth Management international business booked in Switzerland was transferred from UBS Switzerland AG to UBS AG to further optimize Group legal and operational structures. The transfer was made in the form of a dividend in kind in the amount of CHF 2.1 billion. We expect full legal transfer to take place before the end of 2022. The compensation of UBS AG for its share of the net profits for the first half year of CHF 234 million is reflected in Fee and commission expense.

The interim financial statements are unaudited and should be read in conjunction with the audited 2018 standalone financial statements of UBS Switzerland AG, available under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, which were transferred to UBS Switzerland AG.

Similarly under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date.

As of 30 June 2019, the joint liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to approximately CHF 22 billion compared with CHF 26 billion as of 31 December 2018. Under certain circumstances, the Swiss Banking Act and the Bank Insolvency Ordinance of FINMA authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank. As of 30 June 2019, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table on the previous page does not include any exposure arising under this joint and several liability.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the Annual Report 2015 for more information

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2019 report and its Annual Report 2018, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

Name: Todd Tuckner

Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

Name: Todd Tuckner

Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

Date:  July 26, 2019